UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On January 28, 2026, SAGTEC GLOBAL LIMITED (the “Company”) adopted a 2026 equity incentive plan (the “2026 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2026 Plan has a maximum number of 1,965,000 class A ordinary shares, no par value per share, of the Company available for issuance pursuant to all awards under the 2026 Plan.

EXHIBIT INDEX

Exhibit No.	Description
10.1	SAGTEC GLOBAL LIMITED 2026 Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

Date: January 29, 2026	By:	/s/ Ng Chen Lok
		Name:	Ng Chen Lok
		Title:	Chairman, Chief Executive Officer and Executive Director

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